## Contact

www.linkedin.com/in/manuel-godoy-68868359 (LinkedIn)

## Top Skills

Team Leadership
Project Management
Game Design

## Languages

English (Native or Bilingual)

## Publications

Black Sands, the Seven Kingdoms

# Manuel Godoy

Award-winning author and CEO of Black Sands Entertainment.
As seen in Forbes, Shark Tank, Publisher's Weekly, CBR, Atlanta
Blackstar, and more...
Middletown, Delaware, United States

## Summary

The founder of Black Sands Entertainment and award-winning
author of Black Sands, the Seven Kingdoms. As seen in Forbes,
Shark Tank, Publisher's Weekly, CBR, Atlanta Blackstar, and more...

2,000,000+ lifetimes sales
200,000 copies sold
2 million raised from thousands of investors
Massive social media community
Creator of the BSP Comics app

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## Experience

**Black Sands Entertainment**
Chief Executive Officer
April 2015 - Present (8 years 1 month)
Greater New York City Area

The leader of the most powerful independent comic book publishing house in
the nation, according to the numbers.

2,000,000+ lifetimes sales
200,000 copies sold
2 million raised from thousands of investors
Massive social media community
Creator of the BSP Comics app

**US Army**
6 years

Administrative Assistant
June 2008 - 2010 (2 years)
Hoover, AL

• Process orders and supplies for training and deployment of both low and high
level employees.

• Provide face to face reports with upper level management on a daily basis.

• Manage lower enlisted soldiers under my command.

• Edit and record data to improve proficiency with documented inventory.

• Create schedules and appointments via Outlook.

• Perform data entry daily.

• Schedule appointments, accept cancellations, and reschedule appointments as necessary.

• Maintain administrative records for the unit.

• Properly file results from training modules, range qualifications, unit transfers and medical reports.

• Assist new recruits, visitors and others requesting information or guidance.

• Ensure that senior staff is reminded of inventory appointments.

• Perform support functions with Microsoft office suite for executive officers.

• Obtain release forms.

## Administrative Assistant
June 2004 - June 2008 (4 years 1 month)

• Review and process airfield equipment information..

• Perform receptionist duties.

• Maintain inventory records and civilian employee files.

• Assist upper command, visitors and others requesting information or guidance.

• Perform risk management.

• Ensure that technicians are reminded of maintenance appointments.

• Initiate action to the receipt, withdrawal or itemization of inventory stock.

• Obtain release forms for transferring soldiers.

• Maintain appropriate forms for items on the airfield and in need of replacement.

• Use standard office equipment, such as copiers, fax machines, scanners and office automation systems on a daily basis.

• Record minutes in meetings.

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# Education

## Queens College
Bachelor of Business Administration (BBA), Economics · (2012 - 2016)

## SAN diego state university